Adviser Managed Trust

One Freedom Valley Drive

Oaks, PA 19456

February 14, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Attn:  Deborah O’Neal-Johnson

Re:                               Request for Acceleration of the Effective Date of Adviser Managed Trust’s Pre-Effective Amendment No. 3 Under the Securities Act of 1933 and Amendment No. 3 Under the Investment Company Act of 1940 Filed on February 14, 2011 (File Nos. 333-169727 and 811-22480)

Dear Ms. O’Neal-Johnson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective at 9:00 a.m., Eastern Time, Wednesday, February 16, 2011, or as soon thereafter as practicable.

In connection with this request, SEI Investments Distribution Co., the underwriter for the Trust, has also signed this letter requesting acceleration.

Very truly yours,

Adviser Managed Trust		SEI Investments Distribution Co.

/s/ Timothy D. Barto		/s/ John Munch
By:	Timothy D. Barto	By:	John Munch
Title:	Vice President and Secretary	Title:	General Counsel and Secretary